SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description
1.1 1.2

Announcement dated September 14, 2009 relating to a discloseable transaction of the Registrant

Announcement dated September 14, 2009 regarding the typhoon arrangement for the Extraordinary General Meeting of the Registrant to be held on September 15, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DISCLOSEABLE TRANSACTION

The Directors announce that on 12 September 2009, a 65%-held indirect subsidiary of the Company, HCPT, entered into (i) a conditional Network Expansion Procurement Agreement with Huawei Tech Investment and Huawei Shenzhen for procuring the supply of Equipment, Infrastructure, System and Services in three Work Packages for attaining expansion of the network already owned and operated by HCPT in the Territory; and (ii) a conditional Network Expansion Managed Services Agreement with Huawei Tech Investment and Huawei Shenzhen for provision of planning, designing, dimensioning, integration and other Managed Services at the request of HCPT.

Within the framework of the terms and conditions of Procurement Agreement, the Contractor has committed to procure the supply of Equipment, Infrastructure, System and Services for all three Work Packages, as to (i) US$307,190,024 (or approximately HK$2,381 million) in aggregate value, upon order by HCPT by no later than 1 January 2011; and as to (ii) US$79,972,516 (or approximately HK$620 million) in aggregate value, upon order by HCPT at the absolute discretion of HCPT prior to 1 January 2015. Under the Services Agreement, the Contractor has committed to provide Managed Services for an initial term of three (3) years from the relevant Service Level Operative Date for each Work Package for an estimated aggregate charge of approximately US$35 million (or approximately HK$271 million) payable monthly during such term.

As one or more of the relevant percentage ratios represented by the Group’s estimated aggregate exposure for the purchase of the Equipment, Infrastructure, System and Services for all three Work Packages, on an aggregated basis, under the Procurement Agreement and of the Managed Services for all three Work Packages, on an aggregated basis, under the Services Agreement computed in accordance with their respective provisions are more than 5% but less than 25%, the Transactions constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

On 12 September 2009, a 65%-held subsidiary of the Company, HCPT, entered into (i) the Network Expansion Procurement Agreement with Huawei Tech Investment and Huawei Shenzhen for procuring the supply of Equipment, Infrastructure, System and Services in three Work Packages for attaining expansion of the network already owned and operated by HCPT in the Territory; and (ii) a conditional Network Expansion Managed Services Agreement with Huawei Tech Investment and Huawei Shenzhen for provision of planning, designing, dimensioning, integration and other Managed Services at the request of HCPT, on and subject to the respective terms and conditions set out therein.

NETWORK EXPANSION PROCUREMENT AGREEMENT

Date

12 September 2009

Parties

(1)	Huawei Tech Investment, as supplier
(2)	HCPT, as customer
(3)	Huawei Shenzhen

Conditions Precedent

The effectiveness of the Procurement Agreement is conditional on, inter alia, the following:

(1)	HCPT receiving from the Contractor the duly executed Performance Bond in accordance with the requirements of the Procurement Agreement;
(2)	the execution of the Services Agreement between HCPT and the Contractor; and
(3)	the Contractor receiving the HTIL Guarantee in accordance with the requirements of the Procurement Agreement.

If any of the conditions precedent is not fulfilled or waived by six months after the execution of the Procurement Agreement or such later date as agreed by the parties, such agreement will lapse in its entirety and no party shall have any right or claim thereunder.

Term

The Procurement Agreement shall take effect from the Effective Date and continue until the fulfilment of the parties’ obligations thereunder, subject to early termination provisions contained therein.

Principal Terms

Pursuant to the Procurement Agreement, the Contractor agrees and commits, on a non-exclusive basis, to build and deliver the Equipment, System, Infrastructure and Services for the three Work Packages on a turnkey basis and in such a manner that such Network Expansion is, upon completion of its implementation, suitable for the rollout, implementation and operation of HCPT’s mobile telecommunications services in the Territory as described in the specifications set out therein and in conformity with the request for proposal issued by HCPT.

Consideration

Within the framework of the terms and conditions of the Procurement Agreement, the Contractor has committed to procure the supply of Equipment, Infrastructure, System and Services for all three Work Packages, as to (a) US$307,190,024 (or approximately HK$2,381 million) in aggregate value, upon order by HCPT by no later than 1 January 2011; and as to (b) US$79,972,516 (or approximately HK$620 million) in aggregate value, upon order by HCPT at the absolute discretion of HCPT prior to 1 January 2015. Payment for each Work Package order will be made by HCPT in accordance with such payment milestones, upon issue of Work Package orders by HCPT, according to such acceptance procedures in respect of such locations, land, buildings and/or environment in the Territory, and in accordance with such site prices for each Work Package, all as specified in the Procurement Agreement.

NETWORK EXPANSION MANAGED SERVICES AGREEMENT

Date

12 September 2009

Parties

(1) Huawei Tech Investment, as service provider

(2) HCPT, as customer

(3) Huawei Shenzhen

Conditions Precedent

The effectiveness of the Services Agreement is conditional on, inter alia, the following:

(1) HCPT receiving from the Contractor the duly executed Performance Bond; and

(2) the execution of the Procurement Agreement and its entry into effect in accordance with its terms.

If any of the conditions precedent is not fulfilled or waived by six months of the execution of the Services Agreement or such later date as agreed by the parties, such agreement will lapse in its entirety and neither party shall have any right or claim thereunder.

Term

The Services Agreement shall take effect from the Effective Date and continue, subject to early termination provisions contained therein, for an initial term of three (3) years from the Service Level Operative Date, which term shall continue for a further period of three (3) years if the agreement is not otherwise terminated in accordance with its terms.

Consideration

Under the Services Agreement, the Contractor has committed to provide Managed Services for an initial term of three (3) years from the relevant Service Level Operative Date for each Work Package for an estimated aggregate charge of approximately US$35 million (or approximately HK$271 million) payable monthly during such term.

LISTING RULES IMPLICATIONS FOR THE COMPANY

As one or more of the relevant percentage ratios represented by the Group’s aggregate estimated exposure for the purchase of (i) Equipment, Infrastructure, System and Services for all three Work Packages, on an aggregated basis, under the Procurement Agreement, and (ii) the Managed Services for all three Work Packages, on an aggregated basis, under the Services Agreement, computed in accordance with their respective provisions (including provisions governing their early termination) are respectively more than 5% but less than 25%, the Transactions constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

The Company submits that the transactions constituted by the acquisition of assets by HCPT from the Contractor pursuant to each of the three Work Packages under the Procurement Agreement and the Services Agreement should not be aggregated as a series of transactions or be treated as if they were one transaction. The Company will comply with any outstanding requirements applicable under the Listing Rules as may arise during the operation of the Procurement Agreement and/or the Services Agreement in accordance with the outcome of the consultation with the Stock Exchange on the issue of aggregation under the Listing Rules.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE TRANSACTIONS

The Board considers completion of the Network Expansion will further extend the network coverage of HCPT and enhance its competitiveness in the Territory.

The Board considers that the respective terms of the Procurement Agreement and the Services Agreement (including without limitation the consideration payable to the Contractor and the provision of the HTIL Guarantee thereunder), which are arrived at following completion of a tender process conducted by HCPT and after arm’s length negotiations between the parties, to be on normal commercial terms, fair and reasonable and in the interests of HTIL and its shareholders taken as a whole.

GENERAL INFORMATION OF THE GROUP AND THE CONTRACTOR

The Group is a leading global provider of telecommunications services. In addition to mobile and fixed telecommunications services in Israel, it also operates mobile telecommunications services in the Territory, Vietnam, Sri Lanka and Thailand.

The Huawei Group is a leading global telecommunications solutions provider with long-term partnerships with operators around the world.

To the best of the knowledge, information and belief of the Directors, after all reasonable enquiries, the Contractor, Huawei Shenzhen and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:-

“ADS(s)”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“Business Day”	shall have the meaning ascribed to such expression in the Procurement Agreement

“Board”	the board of Directors

“Company” or “HTIL”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“Effective Date”	the day on which the last condition precedent in the Procurement Agreement, or the Services Agreement, as the case may be, is satisfied

“Equipment”	any and all parts or items of equipment and materials to be supplied by the Contractor to HCPT under the Procurement Agreement

“Group”	the Company and its subsidiaries

“HCPT”	PT. Hutchison CP Telecommunications, a 65%-held indirect subsidiary of the Company, and the holder of a licence to operate a mobile telecommunications network in the Territory

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL Guarantee”

the deed required to be executed and delivered by HTIL to the Contractor within ten (10) Business Days from the date of the Procurement Agreement and pursuant to which HTIL will agree, inter alia, to procure the due and punctual payment by HCPT of any amounts to be owing by it under the Procurement Agreement

“Huawei Group”	Huawei Shenzhen and its subsidiaries

“Huawei Shenzhen”	Huawei Technologies Co., Ltd, a company incorporated under the laws of the People’s Republic of China

“Huawei Tech Investment” or “Contractor”

PT. Huawei Tech Investment, a company incorporated in Indonesia, the supplier of the Network Expansion under the Procurement Agreement, the provider of Managed Services under the Services Agreement and a party independent of the Company and its connected persons

“Infrastructure”	the civil, mechanical and electrical engineering works including towers, shelters and switch sites

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Managed Services”

any and all services to be provided by the Contractor subject to and in accordance with the Services Agreement and including the provision of planning, designing, service creation or other services at the request of HCPT thereunder

“Network Expansion”	the totality of the Equipment, Infrastructure, System and Services to be supplied to HCPT in accordance with the specifications specified in the Procurement Agreement

“Network Expansion Managed Services Agreement” or “Services Agreement”

the conditional agreement dated 12 September 2009 and made between the Contractor as service provider, HCPT as customer and Huawei Shenzhen pursuant to which, inter alia, the Contractor commits to supply the Managed Services subject to and in accordance with the terms and conditions contained therein

“Network Expansion Procurement Agreement” or “Procurement Agreement”	the conditional agreement dated 12 September 2009 and made amongst Huawei Tech Investment as supplier, HCPT as customer and Huawei Shenzhen pursuant to which, inter alia, the

Contractor commits to supply the Network Expansion subject to and in accordance with the terms and conditions contained therein

“percentage ratios”	has the meaning ascribed to that expression in the Listing Rules

“Performance Bond”

an irrevocable and unconditional first demand performance bond required to be issued in favour of HCPT by a reputable international bank acceptable to HCPT within ten (10) Business Days from the date of the Procurement Agreement

“Service Level Operative Date”

that date determined according to the terms of the Services Agreement from which the Contractor is to provide Managed Services to HCPT and charges at rates pre-agreed with respect to Managed Services relating to each Work Package are to be incurred

“Services”

any and all services to be provided by the Contractor subject to and in accordance with the Procurement Agreement or which may be ordered by issuance of a Work Package order and including project management services, planning, integration, installation or other services contemplated in the Procurement Agreement

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that term in Listing Rule 1.01

“System”

a configuration of several items of Equipment integrated such that they operate as a functional unit and have all the features, capabilities, and functionalities set forth in the specifications specified in the Procurement Agreement

“Territory”	The Republic of Indonesia

“Transactions”

the transactions pursuant to which Network Expansion and Managed Services are supplied by the Contractor to HCPT subject to and in accordance with the respective terms and conditions of the Procurement Agreement and of the Services Agreement

“Work Packages”	collectively Work Package 1, Work Package 2 and Work Package 3; and a “Work Package” means any one of them

“Work Packages 1, 2 and 3”

those portions of the work which the Contractor is or may be required to execute, deliver or procure under the Procurement Agreement, and numbered as Work Package 1, Work Package 2 and Work Package 3 respectively and as set out and more particularly described in the specifications set forth in the Procurement Agreement

“HK$”	Hong Kong Dollars, the lawful currency for the time being of Hong Kong

“US$”	US Dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, an exchange rate of US$1.00 to HK$7.75 is adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 14 September 2009

As at the date of this announcement, the Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

TYPHOON ARRANGEMENT

FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON 15 SEPTEMBER 2009

Hutchison Telecommunications International Limited (the “Company”) has scheduled an extraordinary general meeting of the Company (the “EGM”) for tomorrow - Tuesday, 15 September 2009 at 11:00 am at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

In the event that Typhoon Signal No. 8 (or above) remains hoisted at 8 a.m. on 15 September 2009, and a quorum is present at the EGM, the chairman of the EGM will propose an adjournment of the EGM to 11:00 a.m. Wednesday, 16 September 2009. The venue for the adjourned meeting will be the Grand Ballroom I, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong. In the event the EGM proceeds as originally scheduled, the Company will make the usual announcement on the result of the EGM after the meeting.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 14 September 2009

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)